Dogness (International) Corporation Announces Changes to Board of Directors

DONGGUAN, China, June 26, 2018 (GLOBE NEWSWIRE) -- Dogness (International) Corporation (NASDAQ:DOGZ) (“Dogness” or the “Company”), a leading developer and manufacturer of pet products, including leashes, accessories, and collars and harnesses that incorporate smart technology in China, today announced changes to its Board of Directors of the Company (the "Board").

Dr. Qingshen Liu was appointed as an independent director and will replace Dr. Rongtian He, who has resigned as a Board member for personal reasons.

Dr. Qingshen Liu is an associate professor in the Faculty of Animal Science at South China Agriculture University. He has many years of experience in teaching, research, and social services and focuses on commercial animal breeding, nutrition, and biotechnology. Dr. Liu’s vast industry involvement includes senior roles at the Chinese Association of Animal Science and Veterinary Medicine, the Guangdong Zoological Society, the Guangdong Association of Animal Husbandry and Veterinary Medicine, the Guangdong Pet Industry Technology Innovation Alliance, the Guangdong Vocational Education Strategic Alliance for the pet industry, and the China Native Dog Protection Association. He is also a consultant for the China Pet Health Nutrition Association, the Dongguan Pet Industry Association, and the Guangdong Province Science and Technology Project. He is an editor of Kennel Technology and the Guangdong Journal of Animal and Veterinary Science. Dr. Qingshen Liu holds a Ph.D in animal nutrition and feed science from South China Agricultural University.

Mr. Silong Chen, CEO of Dogness, commented, “On behalf of the Board, I thank Dr. Rongtian He for the unique perspective he has brought to our Board, and we have been fortunate to benefit from his contributions. We wish him the best in his future endeavors. In the meantime, we are excited to have Dr. Qingshen Liu join the board. Dr. Liu’s expertise in animal science and knowledge of research, product development, and education will add to our innovative initiatives and strategies to nurture our influence in global market.”

About Dogness

Dogness (International) Corporation was born in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its products – traditional and smart collars and harnesses, traditional and retractable leashes, gift suspenders, and other accessories – Dogness is able to make pet ownership easier, more scientific, and more fun. The company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 100 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, demand for and our ability to satisfy such demand for our products, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contacts:

ICR, Inc.

Rose Zu

Tel: +1-646-588-0383

Email: ir@dognesspet.com

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